Exhibit 99.23

For Immediate Release	April 8, 2020

The Valens Company Begins Production of Hand Sanitizer to Help Combat COVID-19 Pandemic

●	The Valens Company to begin production and bottling of 1,300 litres of hand sanitizer liquid at its Kelowna facility.

●	The Company will distribute 40,000 sanitizer bottles to frontline healthcare workers in Canada.

●	Significant quantities of PPE Gear has been donated, including gloves, gowns and sanitizing wipes, with a second shipment of masks expected soon.

Kelowna, B.C., April 8, 2020 – Valens GroWorks Corp. (TSXV: VLNS) (OTCQX: VLNCF) (the “Company”, “Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, today announced that it will begin production of hand sanitizer liquid with an initial 1,300 litre-batch at its Kelowna facility to help alleviate product supply shortages as a result of the COVID-19 health crisis.

The Valens Company will bottle and donate 40,000 bottles of hand sanitizer in various formats to frontline health care workers across Canada. The Company is focusing on British Columbia, Alberta and Ontario for distribution, as well as providing 10,000 units to Shoppers Drug Mart to aid their public-facing workers at pharmacies across Canada. Simultaneously, the company is working with hospital networks, all essential services and various associations servicing the vulnerable, to distribute supplies to those who need it most.

Valens has also donated significant quantities of various personal protective equipment (PPE) such as gloves, gowns, and sanitizing wipes from the Company’s existing supply. The Company is also expecting a second shipment of PPE gear, including masks, which will also be donated to healthcare workers.

“We at The Valens Company recognize the urgency in assisting our communities across the country during this critical phase of the COVID-19 pandemic,” said Tyler Robson, CEO, The Valens Company. “We consider it our corporate responsibility to leverage our existing extraction and production capabilities to distribute products that have the potential to fight the transmission of this virus. We are quickly mobilizing our teams and resources to alleviate essential supply shortages and contribute as much as we can to those selflessly helping on the frontlines.”

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white-label product development and manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next- generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

For further information, please contact:

Jeff Fallows

The Valens Company

Telephone: +1.778.755.0052

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

212.896.1233 / 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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